Exhibit 16.01

January 4, 2007


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Keynote Systems, Inc. and, under the date of December 13, 2006, we reported on the consolidated financial statements of Keynote Systems, Inc. as of and for the years ended September 30, 2006 and 2005, and management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, and the effectiveness of internal control over financial reporting as of September 30, 2006. On December 27, 2006, our appointment as principal accountants was terminated. We have read Keynote Systems, Inc.'s statements included under Item 4.01(a) of its Form 8-K dated January 4, 2007, and we agree with such statements except that we are not in a position to agree or disagree with Keynote Systems, Inc.'s statements in item 4.01(a)(iii).

Very truly yours,

(signed) KPMG LLP